UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares, NIS 5.00 par value

(Title of Class of Securities)

63008G203**

(CUSIP Number)

Bruce R. Winson

Anson Funds Management LP

16000 Dallas Parkway, Suite 800

Dallas, TX 75248

(214) 866-0202

With a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212)756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 63008G203 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the NASDAQ Stock Market LLC under the symbol “NNDM.” Each ADS represents one Ordinary Share.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) FI, CO

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Amin Nathoo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,599,863 ordinary shares (represented by 15,599,863 ADSs)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 8 of 11 Pages

This Amendment No. 2 (“Amendment No. 2”) is being filed by Anson Funds Management LP (the “Investment Entity”), Anson Management GP LLC, Mr. Bruce R. Winson, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value NIS 5.00 (the “Ordinary Shares” or the “Shares”) of Nano Dimension Ltd., a corporation incorporated under the laws of Israel (the “Issuer”). This Amendment No. 2 amends and supplements Amendment No. 1 filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (“Amendment No. 1”) and the Schedule 13D filed with the SEC on March 10, 2023 (the “Original Schedule 13D”, and together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Information in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is amended and restated as follows:

The ADSs representing the Ordinary Shares reported herein as being beneficially owned by the Reporting Persons were purchased using working capital of the Funds. An aggregate of approximately $40,201,926.41 (excluding brokerage commissions) was used to purchase ADSs representing Ordinary Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D. Such securities were acquired through open market purchases.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to include the following:

On June 22, 2023, the Issuer filed an amendment to its Complaint (the “Amended Complaint”) against the Reporting Person Defendants and Other Defendants. A copy of the Amended Complaint, together with a redline against the original Complaint, is filed herewith as Exhibit 99.3 and incorporated herein by reference, and any descriptions herein of the Amended Complaint are qualified in their entirety by reference to the Amended Complaint. The Reporting Persons believe that the allegations contained in the Amended Complaint, just like those contained in the original Complaint, are without merit and intend to defend themselves vigorously.

Exhibit 99.3 includes a copy of the Amended Complaint, but excludes the exhibits appended to the Amended Complaint. Exhibit 1 to the Amended Complaint is incorporated herein by reference to the Schedule 13D filed with the SEC by the Other Defendants on January 23, 2023 and the Schedule 13D/As filed by the Other Defendants on February 13, 2023, March 6, 2023, and May 2, 2023. Exhibit 2 to the Amended Complaint is incorporated herein by reference to the Schedule 13D filed with the SEC by the Reporting Persons on March 10, 2023 the Schedule 13D/A filed by the Reporting Persons on May 1, 2023. Exhibit 3 to the Amended Complaint is incorporated herein by reference to the Amended and Restated Form of Depositary Agreement, dated as of April 15, 2019, among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Form F-6 (File No. 333-252477) filed on January 27, 2021, and is incorporated herein by reference.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 253,205,493 Ordinary Shares outstanding as of March 28, 2023, as reported in the Issuer’s Annual Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on March 30, 2023.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions by the Reporting Persons in the ADSs of the Issuer since the filing of the Original Schedule 13D are set forth in Schedule A. All such transactions were carried out in open market transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On June 22, 2023, the Issuer filed the Amended Complaint. Like the original Complaint, the Amended Complaint alleges, among other things, (i) violations of the reporting requirements of Section 13(d) of the Act, (ii) breach of contract with respect to the Issuer’s Amended and Restated Deposit Agreement dated April 15, 2019, (iii) tortious interference with certain of the Issuer’s business relations, and (iv) unjust enrichment.

The Amended Complaint seeks, among other things, (i) an Order directing the Reporting Person Defendants and the Other Defendants to file amended Schedule 13Ds that comply in all respects with Section 13(d) and the rules promulgated thereunder, (ii) an Order enjoining the Reporting Person Defendants and the Other Defendants from acquiring further shares or making any effort to change or affect control of the Issuer pending the completion of the Schedule 13D filings alleged to be required by the Issuer and a “reasonable ‘cooling off’ period” following such filings, as well as enjoining the Reporting Person Defendants and Other Defendants from taking any action upon, including by voting, the ADSs they acquired while in purported violation of Section 13(d), (iii) rescission of the ADSs owned by the Reporting Person Defendants and the Other Defendants, as well as punitive and other damages with respect to the alleged breach of contract claim, (iv) punitive damages with respect to the tortious interference claim, and (v) disgorgement of profits with respect to the unjust enrichment claim.

The Reporting Persons believe that the allegations contained in the Amended Complaint, like those contained in the original Complaint, are without merit and intend to defend themselves vigorously.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 10 of 11 Pages

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 99.3	Amended complaint filed by the Issuer on June 22, 2023.

CUSIP No. G2007L204	SCHEDULE 13D/A	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2023

ANSON FUNDS MANAGEMENT LP

By:	Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Amin Nathoo
Amin Nathoo
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Amin Nathoo
Amin Nathoo

/s/ Moez Kassam
Moez Kassam

SCHEDULE A

TRANSACTIONS OF THE ISSUER

SINCE THE FILING OF THE ORIGINAL SCHEDULE 13D

The following table sets forth all transactions in the ADSs effected since the filing of the Original Schedule 13D by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions. These ADSs were purchased or sold in multiple transactions at prices indicated in the column Price Per ADS ($). Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per ADS ($) column is a weighted average price. These ADSs were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of ADSs purchased or sold at each separate price.

Trade Date	ADSs Purchased (Sold)	Price per ADS ($)	Price Range ($)
03/10/2023	479,800	3.0000
03/23/2023	78,217	2.4000
03/27/2023	53,175	2.5599
03/28/2023	117,774	2.5600
04/10/2023	19,127	2.4996
04/11/2023	28,402	2.5100
04/12/2023	266,474	2.5046
04/13/2023	33,110	2.4800
04/14/2023	111,409	2.4800
04/17/2023	111,398	2.4790
04/19/2023	33,704	2.4480
04/20/2023	5,800	2.5000
04/20/2023	438,658	2.4305
04/21/2023	241,300	2.5000
04/24/2023	79,379	2.4200
04/25/2023	250,000	2.3698